Exhibit 99.4

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

AUDITORS’ REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of Northgate Minerals Corporation

On March 8, 2010, we reported on the consolidated balance sheets of Northgate Minerals Corporation (the Company) as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive income, cash flows and shareholders’ equity for the years then ended which are included in the annual report on Form 40-F. In connection with our audits conducted in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled Reconciliation to United States Generally Accepted Accounting Principles included in the Form 40-F. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

//s// KPMG LLP

Chartered Accountants

Vancouver, Canada
March 8, 2010

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

To the Board of Directors of Northgate Minerals Corporation

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) that refers to the audit report on the effectiveness of the Company’s internal control over financial reporting. Our report to the shareholders dated March 8, 2010 is expressed in accordance with Canadian reporting standards, which do not require a reference to the audit report on the effectiveness of the Company’s internal control over financial reporting in the financial statement auditors’ report.

//s// KPMG LLP

Chartered Accountants

Vancouver, Canada
March 8, 2010

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

NORTHGATE MINERALS CORPORATION

Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2009 and 2008

(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

Northgate Minerals Corporation (the “Corporation”) follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (“U.S. GAAP”). The Corporation has prepared a reconciliation of the significant measurement and disclosure differences between Canadian GAAP and U.S. GAAP in accordance with Item 18 of Form 20-F.

The effect of differences between Canadian GAAP and US GAAP on the significant captions on the Corporation’s balance sheets, statements of operations and statements of cash flows is summarized as follows:

Consolidated balance sheet effect	2009	2008
Shareholders’ equity under Canadian GAAP	$543,634	$415,438
Adjustments to US GAAP for
Capitalization of mine development costs (note A)	(6,974)	—
Adjustment to retained earnings for Auction Rate Securities (note H)	9,149	—
Adjustment to accumulated other comprehensive income for Auction Rate Securities (note H)	(9,149)	—
Other	49	110
Tax effect of above adjustments	1,744	—
Shareholders’ equity under US GAAP	$538,453	$415,548
Assets under Canadian GAAP	$741,679	$591,629
Adjustments to US GAAP for
Capitalization of mine development costs (note A)	(6,974)	—
Future income tax asset (long-term)	1,744	—
Other	49	110
Assets under US GAAP	$736,498	$591,739

Liabilities under Canadian and US GAAP	$198,045	$176,191

NORTHGATE MINERALS CORPORATION

Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2009 and 2008

(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

Consolidated statements of operations effect	2009	2008
Net earnings (loss) for the year under Canadian GAAP	$(49,506)	$10,720
Adjustments to US GAAP for
Capitalization of mine development costs (note A)	(6,974)	—
Impairment of auction rate securities (note H)	1,484	—
Other	(61)	(58)
Income tax effect of above adjustments	1,744	—
Net earnings (loss) for the year under US GAAP	$(53,313)	$10,662
Other comprehensive income (loss):
Unrealized gain (loss) on marketable securities	(1,463)	(30,652)
Reclassification of other than temporary loss on available for sale securities to net income (note H)	9,495	20,310
Unrealized gain (loss) on translation of self-sustaining operations	76,282	(75,879)
Comprehensive income (loss) under US GAAP	$31,001	$(75,559)
Basic and diluted earnings (loss) per share under US GAAP
Basic	$(0.20)	$0.04
Diluted	$(0.20)	$0.04
Weighted average shares outstanding
Basic	264,603,527	255,269,183
Diluted	264,603,527	255,453,093

Consolidated statements of cash flows effect	2009	2008
Cash provided by operations under Canadian GAAP	$187,161	$64,988
Adjustments to US GAAP for capitalization of mine development costs (note A)	(6,974)	—
Cash provided by operations under US GAAP	$180,187	$64,988
Cash used in investments under Canadian GAAP	$(82,216)	$(259,730)
Adjustments to US GAAP for capitalization of mine development costs (note A)	6,974	—
Cash used in investments under US GAAP	$(75,242)	$(259,730)
Cash provided by financing under Canadian and US GAAP	$82,491	$(7,184)

NORTHGATE MINERALS CORPORATION

Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2009 and 2008

(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

A. Mineral Properties

The United States Securities and Exchange Commission (“S.E.C.”) Industry Guide 7 defines reserves as mineral deposit which could be economically and legally extracted or produced. In 2009, the Corporation capitalized $6,974,000 in costs associated with the development of the Young-Davidson property which did not meet this definition of reserves. Accordingly, for US GAAP purposes, these costs would be recognized as exploration expenses as incurred.

B. Income Taxes

Year ended December 31, 2009	Canada	Australia	Total
Earnings (loss) before income taxes	$44,597	$(87,384)	$(42,787)
Current income tax expense	29,472	—	29,472
Future income tax recovery	(22,753)	—	(22,753)
Total income tax expense	$6,719	$—	$6,719

For US GAAP purposes the Corporation recognizes tax uncertainties when it is “more likely than not” that the Corporation’s tax position would not be upheld on reviews by the tax authority. The Corporation measures a tax uncertainty for US GAAP purposes at the largest amount that is more likely than not to be upheld. The Corporation classifies interest on underpayment of income taxes as interest expense and tax penalties are recognized in the statement of operations as other expense. The Corporation’s accounting treatment for interest and penalties is the same under Canadian and US GAAP.

The Corporation has a total of $2,541,000 unrecognized tax benefits related to tax uncertainties at December 31, 2009 (2008 – nil), including $541,000 of interest (2008 – nil). The increase in unrecognized tax benefits for the year ended December 31, 2009 related to tax positions taken during the current year.

In Canada, tax years subsequent to 2006 remain open for examination by the Canada Revenue Agency (“CRA”). However, if the Corporation utilizes prior years’ tax loss carry forwards in the future, those losses can be challenged in the year they are used even though the tax year is statute barred. The CRA may also review filings prior to 2006 if they can demonstrate that there has been willful negligence.

In Australia, tax years subsequent to 2003 remain open for examination by the Australian Tax Office (“ATO”). However, if the Corporation utilizes prior years’ tax loss carry forwards in the future, those losses can be challenged in the year they are used even though the tax year is statute barred. The ATO may also review filings prior to 2003 if they can demonstrate that there has been willful negligence.

US GAAP also requires disclosure of the facts and circumstances which support the realizeability of deferred tax assets. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the recognized deferred tax assets. The deferred tax assets generated in Canada consist predominantly of future deductions for reclamation costs. The deferred tax assets from Australia consist mainly of temporary differences associated with tax losses.

The Canadian tax deductions for reclamation costs will be permitted when the expenditures are incurred. The Corporation has prepared life of mine projection which supports the recognition of the benefit of these tax deductions.

The Corporation has a significant amount of British Columbia mineral tax credits, which are specific to the income-generating asset and can be applied indefinitely against income for mineral tax purposes related to the Kemess South mine. The Corporation believes that it is not likely that Kemess will be required to pay sufficient mineral tax to utilize all of the mineral tax credits, and has therefore recognized a valuation allowance against the portion of this deferred asset not expected to be utilized.

NORTHGATE MINERALS CORPORATION

Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2009 and 2008

(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

The Corporation has a significant amount of capital losses for Canadian tax purposes which are available indefinitely to reduce taxes payable on future capital gains. The Corporation believes that future income from capital gains is not likely and has therefore recognized a full valuation allowance against this deferred tax asset.

The Australian tax losses can be applied indefinitely against taxable income earned by the Corporation’s Australian operations, which are taxed singularly as a consolidated tax group. Tax losses cannot be carried back to reduce prior year taxable income. The Corporation has prepared a life of mine projection and believes that a portion of these losses will likely not be utilized by the Corporation before the end of mine life. Therefore, a valuation allowance has been provided against the portion of this deferred tax asset not expected to be utilized.

C. Stock-Based Compensation

As of December 31, 2009, there was $2,979,000 (2008 - $3,155,000) of unrecognized stock-based compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of approximately 4.06 years (2008 – 3.75 years). The total intrinsic value of options exercised in 2009 and 2008 was $375,000 and $1,300,000, respectively. The aggregate intrinsic value of outstanding stock options was $5,411,000 at December 31, 2009 (2008 - $8,000). The aggregate intrinsic value of the exercisable options was $2,307,000 (2008 - $1,600).

D. Current Assets

Balance Sheet

For Canadian GAAP purposes, the Corporation combines all accounts receivables on the consolidated balance sheets. The form and content of financial statements as presented in Regulation S-X, Rule 5-02 requires segregation of current assets based on their nature and materiality. The information with respect to receivables as required by US GAAP at December 31, 2009 and December 31, 2008 is as follows:

	December 31, 2009	December 31,
		2008
Trade receivables	$25,769	$7,737
Unrealized gain on copper forward contracts	—	6,338
GST receivables	1,564	2,713
Other receivables	628	1,522
Total concentrate settlements and other receivables	$27,961	$18,310

Statement of Cash Flows

Cash flows from receivables are included in aggregate in the consolidated statement of cash flows as a component of changes in operating working capital. The detailed cash flows are as follows:

	2009	2008
Decrease (increase) in trade receivables	$(16,906)	$3,757
Decrease (increase) in GST receivable	2,253	(1,268)
Decrease in other receivables	1,245	761
	$(13,408)	$3,250

NORTHGATE MINERALS CORPORATION

Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2009 and 2008

(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

E. Current Liabilities

Balance Sheet

For Canadian GAAP purposes, the Corporation combines accounts payable and accrued liabilities on the consolidated balance sheets. The form and content of financial statements as presented in Regulation S-X, Rule 5-02 requires segregation of payables and other current liabilities based on their nature and materiality. The information with respect to current payables and accrued current liabilities as required by US GAAP at December 31, 2009 and December 31, 2008 is as follows:

	December 31, 2009	December 31,
		2008
Concentrate payable	$—	$12,292
Trade payables	15,529	18,089
Accrued liabilities	27,006	18,157
Payroll liabilities	10,439	7,455
Unrealized loss on copper forward contracts	5,507	—
Other payables	651	476
Total accounts payable and accrued liabilities	$59,132	$56,469

Statement of Cash Flows

Cash flows from accounts payables and accrued liabilities are included in aggregate in the consolidated statement of cash flows as a component of changes in operating working capital. The detailed cash flows are as follows:

	2009	2008
Increase (decrease) in concentrate payable	$(12,292)	$12,292
Increase (decrease) in trade payables	(11,323)	(1,220)
Increase (decrease) in accrued liabilities	12,018	(9,501)
Increase in payroll liabilities	1,695	2,220
Increase (decrease) in other payables	1,344	(1,727)
	$(8,558)	$2,064

F. Shareholders’ Equity

Regulation S-X, Rule 5-02 requires various details related to common shares be disclosed on the face of the balance sheet. This includes the title of issue and number of shares authorized, the par value of authorized shares, and the number of shares issued or outstanding. For Canadian GAAP purposes, the title of issue and number of shares authorized and their par values are disclosed in Note 15 of the consolidated financial statements for the year ended December 31, 2009 included in the 2009 Annual Report on Form 40-F. The number of shares outstanding is reported in the consolidated statement of shareholders’ equity.

NORTHGATE MINERALS CORPORATION

Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2009 and 2008

(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

G. Interest Income and Expense

Interest income is reported net of interest expense for Canadian GAAP purposes. The gross amount of interest income and interest expense for the years ended December 31, 2009 and 2008 are as follows:

	2009	2008
Interest Income	$3,754	$9,265
Interest Expense	(2,174)	(2,328)
	$1,580	$6,937

H. Financial Instruments

On April 9, 2009, the FASB issued guidance codified in Accounting Standards Codification 320, Investments – Debt and Equity Securities (originally issued as FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-than-Temporary Impairments), which amends the impairment assessment guidance and recognition principles of other than temporary impairment for debt securities and enhances the presentation and disclosure requirements for debt as well as equity securities. In accordance with this guidance, the unrealized loss of an available for sale debt security is an other than temporary impairment when: (i) the entity has the intent to sell the security; (ii) it is more likely than not that the entity will be required to sell the security before recovery of the amortized cost; or (iii) the entity does not expect to recover the entire amortized cost of the security (credit loss) even though it will not sell the security. If one of the first two conditions is met, the full amount of the unrealized loss in accumulated other comprehensive income should be recognized in income. If these two conditions are not met but the entity has incurred a credit loss on the security, the credit loss and the non-credit related loss are recognized in income and other comprehensive income, respectively. This guidance became effective for the Corporation for the year ended December 31, 2009.

For Canadian GAAP purposes, available for sale debt securities are measured at fair value in the balance sheet with fair value adjustments charged to other comprehensive income except if an impairment is determined to be other than temporary in which case the impairment is charged to earnings. The conclusion for an other than temporary impairment is based on a variety of factors, including the very substantial decline in the estimated fair value of individual investments over an extended period, recent downgrades in issuer credit ratings, the absence of default insurance and continuing adversity in the credit and capital markets.

The Corporation holds auction rate securities (“ARS”) which are debt securities designated as available for sale investments. Management has no intention of selling the securities prior to recovery of their amortized costs, and believes that it is more likely than not that the Corporation will not be required to sell the securities prior to the recovery of their amortized costs. At January 1, 2009, the cumulative other than temporary impairment charges recognized in earnings under US GAAP was $7,665,000 lower than under Canadian GAAP. Therefore, for US GAAP purposes, opening retained earnings was increased and opening accumulated other comprehensive income was decreased by this amount. For the year ended December 31, 2009, the other than temporary impairment recognized in earnings under US GAAP was $1,484,000 lower than under Canadian GAAP. Therefore, for US GAAP, this amount was added to net earnings for the year ended December 31, 2009.

NORTHGATE MINERALS CORPORATION

Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2009 and 2008

(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

US GAAP requires total other than temporary impairment to be presented in net earnings, for the period in which the Corporation determines the loss in value is other than temporary, with an offset for the amount of the total other than temporary impairment that is recognized in other comprehensive income, if any. The information with respect to other than temporary impairment for the year ended December 31, 2009 is as follows:

2009
Total other than temporary impairment losses on ARS	$22,253
Less: Portion of loss recognized in other comprehensive income	(12,758)
Impairment losses recognized in earnings	$9,495

The total other than temporary impairment under US GAAP is calculated as the difference between the securities’ amortized cost basis and their fair value. At December 31, 2009, total amortized cost of the Corporation’s ARS is $50,460,000 (2008 - $59,955,000).

US GAAP requires a tabular roll forward of the amount related to credit loss of other than temporary impairments where the portion related to non-credit factors was recognized in other comprehensive income. The information with respect to other than temporary impairment losses as required by US GAAP at December 31, 2009 is as follows:

2009
Other than temporarily impaired ARS at January 1, 2009 previously recognized	$20,310
Adoption of Topic 320 (FSP FAS 115-2 and 124-2)	(7,665)
Credit losses of other than temporarily impaired ARS as at January 1, 2009, as adjusted	12,645
Credit losses recognized in income on debt securities that have previously been impaired	9,495
Credit losses of other than temporarily impaired ARS as at December 31, 2009	$22,140

US GAAP requires the disclosure of the methodology and significant inputs used to measure the amount related to credit loss in periods in which an other than temporary impairment was recognized and only the amount related to a credit loss was recognized in earnings. In order to separate the credit portion of the losses from the non-credit portion, the Corporation first discounted the expected cash flows to present value at a spread of zero over a rate of return on near-risk free or risk free assets. This value is subtracted from the par value of the ARS to arrive at the impairment attributable to credit. Major inputs considered in estimating expected cash flows and their respective probabilities include probabilities of default, auction failure, and a successful auction at par or repurchase at par.

I. Significant Risks and Uncertainties

US GAAP requires the disclosure of concentrations of labour subject to collective bargaining agreements (“CBA”).

All hourly employees at the Kemess South mine are members of the International Union of Operating Engineers (Local 115) who are covered by a CBA and account for 73% of Kemess employees. On April 8, 2008, a new three-year collective agreement was ratified, replacing the previous three-year deal which expired December 31, 2007.

NORTHGATE MINERALS CORPORATION

Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2009 and 2008

(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

The terms of employment for all hourly employees at the Stawell Gold mine are covered by a collective agreement which is negotiated by the Corporation and a committee of employees and a bargaining agent from the Construction, Forestry, Mining and Energy Union (“CFMEU”). On September 26, 2008, a new collective agreement was ratified, replacing the previous three-year deal which expired on September 28, 2008. All employment conditions under the new agreement are secured for five years with the exception of wages which will be reviewed after three years. The collective agreement covers 67% of Stawell employees.

The terms of employment for all hourly employees at the Fosterville Gold mine are covered by a collective agreement which was negotiated by the Corporation and a committee of employees and a bargaining agent from the Australian Workers Union (AWU). A new three-year agreement commenced on July 1, 2009, and replaced the Australian Workforce Agreements and Greenfield Agreement that were put in place in April 2008 as part of the conversion to owner mining from contract mining. The collective agreement covers 70% of Fosterville employees.

In total, 68% of Northgate employees are subject to CBA’s.

J. Recent Accounting Pronouncements in the United States

The Corporation adopted the new FASB Accounting Standards Codification which establishes the exclusive authoritative reference for nongovernmental U.S. GAAP for use in financial statements issued for interim and annual periods ending after September 15, 2009, except for SEC rules and interpretive releases, which are also authoritative GAAP for SEC registrants. The adoption of the Codification did not affect the consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (ASU) 2009-05, Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value, which specifies the methods to be used to fair value a liability where a quoted price in an active market for an identical liability is unavailable and clarifies that the fair value of a liability can be measured in relation to the quoted price of the liability when it trades as an asset in an active market, without adjusting the price for restrictions that prevent the sale of the liability. The guidance is effective for the Corporation on January 1, 2010, and is not expected to have a material impact on the consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements, which requires additional disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. The ASU also clarifies existing fair-value measurement disclosure guidance about the level of disaggregation, inputs, and valuation techniques. Except for the detailed Level 3 roll forward disclosures, the ASU is effective for the Corporation on January 1, 2010. The new disclosures about the purchases, sales, issuances, and settlements in the roll forward activity for Level 3 fair-value measurements are effective for the Corporation on January 1, 2011. The Corporation has already adopted the requirements of this guidance for Canadian GAAP purposes. Thus, the guidance is not expected to have a material impact on the consolidated financial statements.